DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com

Sidney Burke
sidney.burke@dlapiper.com
T 212.335.4509
F 212.884.8729

VIA FAX (202.772.9368) AND EDGAR

September 21, 2009

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Hain Celestial Group, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed August 29, 2007, as Amended October 28, 2008
Schedule 14A filed February 18, 2009, as Amended March 2, 2009
Response Letters Dated March 6, 2009, May 15, 2009 and June 12, 2009
File No. 0-22818

Dear Mr. Schwall:

This letter is respectfully submitted on behalf of The Hain Celestial Group, Inc. (the “Company”) in response to the comment letter dated July 30, 2009 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), to Ira J. Lamel, Executive Vice President and Chief Financial Officer of the Company. The response to the Staff’s remaining comment is set forth below. For your convenience, the comment has been reproduced in italics below, together with the response. Capitalized terms used and not defined herein have the meanings given to such terms in the Company’s Schedule 14A filed February 18, 2009, as amended March 2, 2009 (the “Proxy Statement”).

Schedule 14A filed February 18, 2009

Annual Cash Incentives, page 36

We note your response to our prior comment 1, and we note your statement on page A-4 of your response that “In determining the annual cash incentive payments for each NEO, the Compensation Committee first assessed each NEO’s individual performance and contribution to the previously established performance measures and arrived at an aggregate determination for the executive’s performance.” Please revise your disclosure to quantify the amount of this initial aggregate determination for each NEO, and to quantify which portion of it, for each NEO, related to (1) financial measures, (2) strategic direction measures and (3) leadership measures. In this regard, we refer you to the relative weightings that were assigned to each measure category. It is unclear from your disclosure whether these weightings were adhered to, or deviated from, in making this initial aggregate determination. We may have further comments after reviewing your response.

Mr. H. Roger Schwall

United States Securities and

Exchange Commission

As previously discussed with the Staff, and as we attempted to reflect in our prior responses, the process undertaken by the Company’s Compensation Committee (the “Committee”) in determining annual cash incentive payments was not a mathematical calculation based upon a fixed formula, but an objective and subjective evaluation of a variety of factors, as described below. The determination involved two key decisions:

Decision 1 - Initial Award Determination:

The Committee first considered a variety of factors in evaluating each NEO’s performance, including:

•	achievement of the annual performance measures set by the Committee (as described in the third and fourth paragraphs under the heading “Fiscal 2008 Cash Incentive Determinations”),

•	each NEO’s individual contributions to the achievement of the performance measures and to the overall performance of the Company, and

•	the performance of each NEO relative to the other NEOs.

In making its assessment, the Committee exercises its discretion with respect to the factors listed above as well as their relative importance to arrive at an initial award determination for each executive based on the totality of the information considered, including Mr. Simon’s evaluation of each other NEO.

The weightings ascribed to the performance measures by the Committee are reflective of the Committee’s general view of the relative importance of the performance measures at the time of their adoption. Although the weightings ascribed to the performance measures were used as a guide in the decisionmaking process, the ultimate incentive payment awards did not strictly follow the weightings that had been previously established; rather, they were considered in combination with the Committee exercising its discretion based on the totality of the information considered.

The initial award determination for each NEO is noted in the final table in Exhibit A. We note that the Committee’s initial award determination for each NEO was equal to or less than the maximum allowable under the plan.

Decision 2 - Reduction in Light of Economic Conditions:

Following the Committee’s initial award determination for each NEO, each of the incentive awards were then further reduced at the suggestion of Mr. Simon (including Mr. Simon’s own award) in light of recent economic conditions. The final award determination for each NEO, after giving effect to this reduction, is also noted in the final table in Exhibit A.

Mr. H. Roger Schwall

United States Securities and

Exchange Commission

Because each of the Committee’s decisions is part of an integrated process, involving the exercise of discretion throughout, and not a series of distinct and separate steps, we respectfully submit that it is neither possible nor material to investors to attempt to quantify separate “portions” of the Committee’s decision making so long as it is clear what factors the Committee took into account and that the Committee exercised discretion. In order to clarify its disclosure, the Company has further revised its proposed version of the “Annual Cash Incentives” section of the CD&A as set forth in Exhibit A hereto, which has been marked to show changes from Exhibit A to the Company’s prior response letter. The revised proposed disclosure utilizes the information relating to the Company’s 2008 fiscal year to reflect the changes the Company intends to implement in its next proxy statement.

*    *    *

Mr. H. Roger Schwall

United States Securities and

Exchange Commission

We appreciate the Staff’s prompt reply to this letter and request that the Staff contact the undersigned at (212) 335-4509 or Sanjay Shirodkar at (410) 580-4184 with any questions or comments regarding this letter.

Respectfully submitted,

/s/ Sidney Burke
Sidney Burke

EXHIBIT A

Revised “Annual Cash Incentives” Section

Annual Cash Incentives

Our annual cash incentive compensation program is designed to motivate our executive officers to achieve annual financial and operational performance based upon our financial, strategic direction and leadership performance objectives. In fiscal year 2008, the annual cash incentive targets were set at 100% of annual base salary for target performance and 50% of annual base salary for threshold performance. Messrs. Lamel and Carroll were eligible for annual cash incentive payments of up to 100% of their respective annual base salary and Mr. Simon was eligible for up to a maximum of 200% of his annual base salary for performance that exceeded target. Mr. Speiller was not eligible to participate in this program because he was not appointed as an executive officer until the fourth quarter of fiscal year 2008.

Performance Measures

Overview

For fiscal year 2008, the Compensation Committee adopted thirteen performance measures for Messrs. Simon and Lamel and fourteen performance measures for Mr. Carroll. These performance measures were grouped into three categories, Financial, Strategic Direction and Leadership, which guide the Compensation Committee in assessing each executive’s performance and determining individual annual cash incentive payments. The performance measures consisted of five Financial performance measures for each executive, which were weighted as 50% of the target award in the aggregate, five (for Messrs. Simon and Lamel) or six (for Mr. Carroll) Strategic Direction performance measures, which were weighted as 30% of the target award in the aggregate, and three Leadership performance measures for each executive, which were weighted as 20% of the target award in the aggregate. These weightings represented the Compensation Committee’s general view of the relative importance of the performance measures at the time the performance measures were adopted. No one performance measure was considered to be material in determining annual cash incentive payments. The performance measures are set annually by the Compensation Committee and are intended to be difficult but realistic, given our expectations about our performance for the ~~upcoming~~ year.

While the performance measures form a framework for awarding incentive payments, the Compensation Committee retains complete discretion over the final amount of the annual cash incentive payment, and has authority to award no payments even if the targets for all performance measures are met ~~and~~, to award some payment for performance below the threshold performance level, and to award additional amounts for above target performance. However, the Compensation Committee does not have authority to grant awards in excess of the maximum annual cash incentive payment described above for which each executive is eligible. In making its payment determination, the Compensation Committee ~~reviews the overall performance, including each executive’s contribution to the achievement of the performance measures, and may~~considers a variety of factors, including achievement of the performance measures set by the Compensation Committee, each NEO’s individual contributions to the achievement of the performance measures and to the overall performance of the Company, and the performance of each NEO relative to the other NEOs. In making its assessment, the Compensation Committee exercises its discretion with respect to the factors listed above as well as their relative importance to arrive at an initial award determination for each executive based on the totality of the information considered, including Mr. Simon’s evaluation of each other NEO. The Compensation Committee may also consider external factors, such as the overall economic environment.

Financial Measures

The following are the financial measures and actual results that the Compensation Committee considered for Messrs. Simon and Lamel for fiscal year 2008:

Financial Measure	Threshold	Target	Maximum (for Mr. Simon)	Actual
Revenue (FY08 vs. FY07)	+2.5%	+ 10% - 15%	+25%	+17.3%

Diluted Earnings Per Share – adjusted[1] (FY08 vs. FY07)	+7.5%	+ 17.5% - 22.5%	+25%	+20.7%

Gross Margin – adjusted[1] (FY08 vs. FY07)	Maintain Gross Margin flat	+25 basis points	+50 basis points	-95 basis points

EBITDA – adjusted[1] (FY08 vs. FY07)	+5%	+ 10%	+15%	+21.1%

Deliver a Plan for the next fiscal year (FY09) with revenue and earnings per share improvements as indicated vs. FY08 results	Revenue: +5.0% EPS: +5.0%	Revenue: +7.5% EPS: +7.5%	Revenue: +10.0% EPS: +10.0%	Revenue:+19.6% EPS: +12.7%

The financial measures for Mr. Carroll were proposed by Mr. Simon and approved by the Compensation Committee. Mr. Carroll’s financial measures related to revenue, operating income, gross margin and FY09 plan with respect to the reporting units he manages, and the Company’s earnings per share.

The revenue measures ~~are~~were designed to reflect our objective of developing new products and markets, growing top-line revenue and expanding our market share in existing markets. The EPS measure was designed to serve as an indicator of the Company’s profitability. The gross margin measures were designed to reflect the Company’s sales, manufacturing and distribution efficiency. The FY09 Plan measures were designed to provide an incentive for year over year performance growth. To ensure that we efficiently develop and expand our markets, the EBITDA measure was intended to motivate Mr. Simon and Mr. Lamel to manage our costs and take into account the appropriate level of expenses expected with our growth. Since Mr. Carroll ~~is~~was only responsible for certain reporting units, he was subject to the operating income measure rather than the EBITDA measure.

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The “adjusted” financial measures referred to in the “Financial Measures” section are not defined under U.S. generally accepted accounting principles (“GAAP”) and are not deemed alternatives to measure performance under GAAP. As explained in this section, the annual incentive plan is based in part on certain financial goals, which may be adjusted from the GAAP results by the Compensation Committee at its discretion. We have presented certain information regarding these adjusted results solely to indicate the inputs to the annual incentive plan, as considered by the Compensation Committee. The adjusted results considered by the Compensation Committee are those which were presented by the Company in its earnings press release for the 2008 fiscal year.

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Strategic Direction and Leadership Measures

The Strategic Direction and Leadership performance measures provide recognition for contributions made to the overall performance of the Company and ~~are~~were intended to capture how the executive officer performed in areas that ~~are~~were not quantified in the financial measures metrics. As with the financial measures, the Compensation Committee adopted separate strategic direction and leadership measures for Messrs. Simon, Lamel and Carroll. The five strategic direction measures for Messrs. Simon and Lamel related to expanding the Company’s product lines, entering into new markets, acquiring new brands that compliment the Company’s existing product mix, and developing plans for certain business rationalization and consolidation initiatives. The leadership measures for Messrs. Simon and Lamel related to supplementing the executive management team and succession planning. The six strategic direction measures for Mr. Carroll related to expanding the top line growth rate of reporting units he manages via expanded distribution and the introduction of new products, integrating the operations of any newly acquired company, and developing and executing various measures to improve productivity and cost-savings of the Company. For Mr. Carroll, the leadership measures related to hiring additional executives and improving the management team of the reporting units he managed.

Fiscal 2008 Cash Incentive Determinations

Due to concerns regarding current economic conditions, the Compensation Committee delayed its determination of incentive compensation for Messrs. Simon, Lamel and Carroll for fiscal 2008 until February 2009, when the Compensation Committee approved the cash incentive payments for fiscal 2008 set forth below.

In making its initial determination of the annual cash incentive payment for each NEO, the Compensation Committee first considered a variety of factors in evaluating each NEO’s performance, including:

•	achievement of the performance measures set by the Committee (as described in the following paragraphs),

•	each NEO’s individual contributions to the achievement of the performance measures and to the overall performance of the Company, and

•	the performance of each NEO relative to the other NEOs.

In making its assessment, the Committee exercised its discretion with respect to the factors listed above as well as their relative importance to arrive at an initial award determination for each executive based on the totality of the information considered, including Mr. Simon’s evaluation of each other NEO. Although the weightings ascribed to the performance measures were used as a guide in the decisionmaking process, the ultimate incentive payment awards did not strictly follow the weightings that had been previously established; rather, they were considered in combination with the Compensation Committee exercising its discretion based on the totality of the information considered.

In assessing whether Messrs. Simon and Lamel satisfied their respective financial measures, the Compensation Committee took into account that each had successfully satisfied, or exceeded, the financial measures other than the gross margin measure. Although the Compensation Committee took note of the inflationary environment and the impact this had on gross margins, Messrs. Simon and Lamel received no credit for their performance against this measure. The Compensation Committee also reviewed the strategic direction performance measures for each of Messrs. Simon and Lamel. The Compensation Committee noted that the Company had successfully expanded into new strategic categories and expanded its product lines, entered into new markets and strengthened its presence in the

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United Kingdom, completed several acquisitions and had implemented various business rationalization and consolidation measures. The Compensation Committee took into account that Messrs. Simon and Lamel had worked with the Compensation Committee to evaluate the strength of the management team, taken steps to add additional bench strength to the executive team (some of these efforts and results are expected to be realized in fiscal year 2009) and made organizational changes that enhanced the development of the existing team, including appointing Mr. Speiller as chief accounting officer~~.~~

The Compensation Committee reviewed whether Mr. Carroll had been able to satisfy each of the financial measures attributed to him and observed that revenue and operating income with respect to the reporting units managed by Mr. Carroll had exceeded their targets. The Compensation Committee noted that although adjusted gross margins declined compared to the prior fiscal year, Mr. Carroll’s efforts had generated increased productivity and increased pricing and Mr. Carroll had delivered a plan that exceeded his target. With respect to the strategic direction measures, the Compensation Committee recognized that Mr. Carroll had successfully integrated the Company’s nSpired acquisition and that he implemented certain measures that were expected to lead to cost-savings for the Company. The Compensation Committee also observed that Mr. Carroll had assembled management for the units he manages and that he had assumed additional responsibilities with respect to the Celestial Seasonings unit.

~~In determining the annual cash incentive payments for each NEO, the Compensation Committee first assessed each NEO’s individual performance and contribution to the previously established performance measures and arrived at an aggregate determination for the executive’s performance. In making this assessment for Messrs. Lamel and Carroll, the Compensation Committee also considered Mr. Simon’s evaluation of each executive’s performance. Based on this assessment, the Compensation Committee exercised its discretion and made an~~Following its initial award ~~determination for each NEO. The~~determinations, the Compensation Committee then considered and adopted Mr. Simon’s recommendation to reduce ~~such payments~~each award (including Mr. Simon’s own award) in light of recent economic conditions, and each NEO voluntarily agreed to such reduction.

The following table shows the target awards and the awards as initially determined by the Compensation Committee, as well as the actual awards after a reduction as result of the economic environment and the percentage of the target payment represented by that reduced award, for each participating NEO:

Name	Target Award (100% of Base Salary)	Initial Award Determination	Actual Award (After Reduction)	Actual Award as a Percentage of Target
Irwin D. Simon	$1,325,000	$1,730,000	$1,400,000	106%
Ira J. Lamel	$525,000	$435,000	$390,000	74%
John Carroll	$470,000	$470,000	$450,000	96%

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